Exhibit 99.1

Hywin Holdings Announces Updates on Strategic Business Transformation Plan

SHANGHAI, China, June 28, 2024 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (the “Company”) (NASDAQ: HYW) today announced updates on its plan for strategic business transformation. Reference is made to the announcement made by the Company on March 27, 2024 (the “Announcement”) where the Company announced its plan for strategic business transformation. The Company has continued to assess ongoing changes in its operating environment, and today announced further updates to transform its businesses, including: (i) completely exit the wealth management and asset management businesses by terminating the China VIE Agreements (as defined below), (ii) shift its business focus towards the technology sector, and (iii) change the Company’s name to Santech Holdings Limited.

•	Exit from the Wealth Management and Asset Management Businesses

The Company has decided to cease its wealth management and asset management businesses by terminating the contractual arrangements (the “China VIE Agreements”) with Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), a variable interest entity in China currently controlled by Hywin Enterprise Management Consulting (Shanghai) Co., Ltd., a wholly owned subsidiary of the Company. Following such termination, Hywin Wealth Management will cease to be a consolidated entity of the Company. Hywin Wealth Management will be owned and controlled by Mr. Han Hongwei, who has indicated that he will continue to lead Hywin Wealth Management and will remain fully committed to resolve ongoing redemption issues for its affected Chinese clients.

•	New Business Focus in Technology

The Company plans to become a technology company. In particular, the Company plans to seek new, innovative opportunities in the technology sector, including, among others, new retail, social e-commerce, and metaverse industries. The Company may seek to expand into the technology sector organically by incubating new technology models, or by forming strategic partnerships with third parties, or both.

In addition, the Company will further assess its remaining assets and operations in its health management services and may consider alternatives with respect to such assets and operations.

•	Change of the Company’s Name

To align with the Company’s new business focus, the Company proposes to change its English name from Hywin Holdings Ltd. to Santech Holdings Limited and to adopt and register the Chinese name of 三合智能控股有限公司 as its dual foreign name. An extraordinary general meeting will be held by the Company in due course to pass a special resolution to effect such name change.

The board of directors of the Company approved the above business transformation plan on June 28, 2024.

While the Company believes its business transformation plan will open up new opportunities for the Company and bring about sustainable growth in the long run, it cautions investors about the risks associated with investing in the Company’s American Depositary Shares (“ADSs”). As with any change, there are inherent uncertainties associated with such restructuring. The Company anticipates that it will experience a significant reduction in both operational and revenue scales in the short term, during which it may not achieve its historical profit level. As a result, the Company’s business, financial condition and results of operations could be materially and adversely affected. The Company warns investors to be cautious when investing in its ADSs.

About Hywin Holdings Ltd.

Hywin Holdings Limited, to be renamed Santech Holdings Limited, is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.hywinwealth.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com